SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001-07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

Minutes of the Annual and Extraordinary General Meetings of Companhia de Bebidas das Américas – AmBev (“Company”), held cumulatively on April 20, 2006, drawn up in the summary format:

1.

Date, Time and Venue: On April 20, 2006, at 10:00 a.m., at the Company’s headquarters located at Rua Renato Paes de Barros 1017, 4º andar (parte), cjs. 41 and 42, Edifício Corporate Park, Itaim Bibi, in the City of São Paulo, State of São Paulo.

2.

Call Notice: It was published in the Official Gazette of the State of São Paulo, on (i) March 30, (ii) March 31 and (iii) April 1st, 2006, respectively, on pages 10, 11 and 7 and on “Gazeta Mercantil” - Edição Nacional, on: (iv) March 30, (v) March 31, April 1 and 2 (weekend edition) and (vi) April 3, 2006, respectively, on pages A-30, A-11 and A-13.

3.

Attendance: Shareholders representing 93.11% of the voting capital and shareholders representing more than 71.76% of the Company’s preferred stock, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the company, Mr. Victório Carlos De Marchi, the representative of independent auditors Deloitte Touche Tohmatsu, Mr. Altair Tadeu Rossato (Regional Accounting Council Registration CRC 1SP 182515/O-5), and Fiscal Council Members Messers. Alcides Lopes Tápias and Ary Waddington, as provided by law.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Paulo Cezar Aragão, Secretary.

5.

Resolutions: The following resolutions were taken by shareholders representing more than two thirds (2/3) of the Company’s voting capital attending the Meetings, those legally impeded from voting have abstained and abstentions and contrary votes having been recorded in each case:

5.1.        To authorize the drawing up of the Minutes of these Annual and Extraordinary General Meetings in summary format, as well as their publication with omission of the signatures of the attendant shareholders, pursuant to article 130 and its paragraphs in Law no. 6.404/76.

5.2. At the Annual General Meeting:

(i)          To approve, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2005, in conjunction with the expert opinions of the Fiscal Council and of the independent auditors, all of which were published in full and within the legal time limit in the Official Gazette of the State of São Paulo and in the Gazeta Mercantil on February 23, 2006, and in summary form in the Valor Econômico on February 23, 2006;

(ii)         To approve the destination of net income as shown on the approved financial statements, ratifying the anticipated distribution to the Company’s shareholders, already carried out, in the form of dividends and interest on equity, of a total of R$1,691,165,171.18, of which R$1,300,289,683.23 was debited to the fiscal year’s profit, and R$390,875,487.95 was debited to the investments reserve, as approved by the Board of Directors on the following occasions: (a) at the meeting held on September 1st, 2005, on account of income earned up to July 31, 2005, as follows: (a.1) R$3.2000 per lot of one thousand common shares and R$3.5200 per lot of one thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$2.7200 per lot of one thousand common shares and R$2.9920 per lot of one thousand preferred shares; and (a.2) R$7.0000 per lot of one thousand common shares and R$7.7000 per lot of one thousand preferred shares, as dividends, no income tax being withheld at source; and (b) at the meeting held on December 12, 2005, on account of income earned up to November 30, 2005, as follows: (b.1) R$7.6500 per lot of one thousand common shares and R$8.4150 per lot of one thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$6.5025 per lot of one thousand common shares and R$7.1528 per lot of one thousand preferred shares; (b.2) R$1.1000 per lot of one thousand common shares and R$1.2100 per lot of one thousand preferred shares, as dividends, no income tax being withheld at source; and (c)to approve the destination of net income, as shown on the approved financial statements, ratifying the anticipated distribution to the Company’s shareholders, already carried out in a meeting dated February 21 and 22, 2006, in the amount of R$5.7500 per lot of one thousand common shares and R$6.3250 per lot of one thousand preferred shares, no income tax being withheld at source. Pursuant to article 193, paragraph 1 of Law No. 6.404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves discussed in article 182, paragraph 1 of Law No. 6.404/76 are greater than 30% of the company’s capital;

(iii)        To ratify the amounts paid in connection with the global remuneration of the Company’s management for the fiscal year of 2005 and to define the global amount of remuneration of the Company’s management for the fiscal year of 2006 as equal to management remuneration as shown on the consolidated financial statements of 2005, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, its being incumbent upon the Board of Directors to distribute this amount, pursuant to article 25, item “f” of the Company’s bylaws;

The shareholders Franklin Templeton Investment Funds, Templeton Emerging Mkts Fund, Templeton Development Mkts Trust, Templeton Int Emerging Mkts Funds, Templeton Emerging Mkts Series, Templeton Developing Mkts Sec Fund, Franklin Templeton Tax Class Corp, Franklin Templeton Investment Fund and shareholders owners of ADRs representing 1,035,000 common shares voted against the above mentioned item. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and shareholders owners of ADRs representing 117,628,600 common shares abstained from voting.

(iv) To reelect for the position of Fiscal Council members, with a term of office extending up until the Company’s next Annual General Meeting, by the shareholders of common shares, Messrs.:

(1) Alcides Lopes Tápias, Brazilian, married, administrator and lawyer, bearer of identity card RG no. 3.262.877 SSP/SP and individual taxpayer’s register CPF/MF no. 024.054.828-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Paulista 1294, 5º andar, Bela Vista, CEP 01310-100 and, as his alternate, Ary Waddington, Brazilian, married, economist, bearer of identity card RG no. 01.139.7777-5 - IFFP-RJ and individual taxpayer’s register CPF/MF no. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura; and

(2) Alvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of foreigner’s identity card no. W401505-E (SE/DPMAF/DPF) and individual taxpayer’s register CPF/MF no. 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Salvador Cardoso 122, Apt 231, Itaim Bibi, CEP 04533-050 and, as his alternate, Emanuel Sotelino Schifflerle, Brazilian, married, engineer, bearer of identity card RG no. 01.433. 665-5SSP/RJ and individual taxpayer’s register CPF/MF no. 009.251.3 67-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13 / 502, Copacabana.

The shareholders Franklin Templeton Investment Funds, Templeton Emerging Mkts Fund, Templeton Development Mkts Trust, Templeton Int Emerging Mkts Funds, Templeton Emerging Mkts Series, Templeton Developing Mkts Sec Fund, Franklin Templeton Tax Class Corp, Franklin Templeton Investment Fund and and shareholders owners of ADRs representing 8,863,600 common shares abstained from voting.

(v)         To elect for the position of Fiscal Council member, with a term of office extending up until the Company’s next Annual General Meeting, by the shareholders of preferred shares with no voting rights representing 9.61% of the preferred shares, by means of a separate vote, pursuant to item “a” of article 161, paragraph 4 of law 6.404/76, Messrs.:

(3) Aloisio Macário Ferreira de Souza, Brazilian, married, economist and banker, bearer of identity card IFP/RJ No. 045657590, and individual taxpayer’s register CPF/MF No. 540.678.557-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 501, 4o. andar; as his alternate, Nilson José Bulgueroni, Brazilian, married, bank employee and economist, bearer of identity card no. 3832403 SSP/SP and individual taxpayer’s register CPF/MF no. 45,113,118/49, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Borges de Figueiredo, 1358.

(vi)        To define the amount of the monthly remuneration of the Company’s active Fiscal Council members for the fiscal year of 2006 as an amount equal to the amount received by them in 2005 and, for the alternate members, their montlhy remuneration shall be an amount equal to half of the amount received by the active members, being observed the legal limits;

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ abstained from voting.

(vii) To define that the legal publication of the Company shall be, as of this date, made on Diário Oficial do Estado de São Paulo and Gazeta Mercantil.

The shareholders Franklin Templeton Investment Funds, Templeton Emerging Mkts Fund, Templeton Development Mkts Trust, Templeton Int Emerging Mkts Funds, Templeton Emerging Mkts Series, Templeton Developing Mkts Sec Fund, Franklin Templeton Tax Class Corp, Franklin Templeton Investment Fund, Ontário Municipal Employees Retirement Board, Philips Electronics North América Corp, Ford Motor Company Defined Benefit Master voted against the above mentioned item. The shareholders Aegon Trans SF I – V K A Intl Alloc, California State Teachers Retirement System, Bell Atlantic Master Trust, Kansas Public Employees Retirement System, Commonwealth of Pennsylvania Public School, The New York State Common Ret Fund, Morgan Stanley Inst F Inc A I A Port and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ abstained from voting.

5.3. At the Extraordinary General Meeting:

(i)          To approve the issuance of 8,688,120 common shares and 7,673,192 preferred shares, at the price of R$0.769230 and R$0.906980, respectively, which prices were established based on the market value of the shares on January 31st, 2006, according to item III of paragraph 1 of Article 170 of Law No. 6,404/76. Such shares are herein fully subscribed, pursuant to the heading of Article 7 of the Brazilian Securities and Exchange Commission Instruction No. 319/99, by the signatories of the Subscription Bulletins which, after initialed by the Meeting Board, will be filed in Company’s headquarters, and paid-in through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, resulting in an increase of Company’s capital in the amount of R$13,642,595.22, such capital being increased from R$5,691,368,634.90 to R$5,705,011,230.12.

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and and shareholders owners of ADRs representing 1,840,000 common shares abstained from voting.

(ii)         Establish, as set forth in item IX of Article 84 of Law No. 6,404/76, applicable in this case as a result of paragraph 6 of Article 170 of the same law, that Company’s other shareholders will be granted the right to subscribe for additional shares at the same price referred to in item (i) above, for payment in cash upon subscription, in the proportion of 1 new common or preferred share for each 3,967 common or preferred shares, as the case may be, held on April 20th, 2006, such proportion being determined considering the full capitalization of the amount referred to above. The subscription right may be exercised by Company’s shareholders within 30 days as of the publication of a Notice to Shareholders, being the board of directors empowered to verify the subscription actually occurred, proceeding with the filing of the relevant resolution with the Commercial Registry (Law No. 6,404/76, Article 166).

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and and shareholders owners of ADRs representing 1,840,000 common shares abstained from voting.

(iii)        To approve a new increase of Company’s capital, in the amount of R$5,846,826.52, due to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, without the issuance of new shares.

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and and shareholders owners of ADRs representing 1,840,000 common shares abstained from voting.

(iv)         As a result of the resolutions taken under items 5.3(i) and (iii) above, to amend the heading of Clause 5 of Company’s by-laws, which shall, from now on, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 – The Capital Stock is of R$5,710,858,056.64, divided into 65,892,435,095 shares, of which 34,508,111,051 are common shares and 31,384,324,044 are preferred shares, without par value”

(v)          To expand the wording of the purpose of the Company, in a form to explicit certain activities linked to the basic final-activities of the Company, with the amendment of Clause 3 of the Company’s bylaws, which shall read as follows:

“Clause 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages;

b)

the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)

the production, certification and commerce of seads and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in this bylaws

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)

the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)

the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)

the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the main section of this Clause, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.”

(vi)         To exclude the minimum percentage of the net profits to e allocated to the formation of the investment reserve, as per item (c) of paragraph 3 of Clause 40 of the bylayws, which shall read as follows:

“Paragraph 3 – The following allocations shall be made from the net profits for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)

from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Clause and adjusted pursuant to article 202 of Law 6404/76, twenty-seven point five percent (27.5%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)

an amount not higher than sixty-eight point eight seven five percent (68.875%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.”

Shareholders owners of ADRs representing 1,840,000 common shares abstained from voting.

(i)

To approve the new Stock Option Plan of the Company, which sets forth the terms and condition which allows its executives and high level employees to acquire shares of the Company. The final version of the Stock Option Plan is attached hereto as Attachment I.

The shareholders Franklin Templeton Investment Funds, Templeton Emerging Mkts Fund, Templeton Development Mkts Trust, Templeton Int Emerging Mkts Fnds, Templeton Emerging Mkts Series, Templeton Developing Mkts Sec Fund, Franklin Templeton Tax Class Corp, Franklin Templeton Investment Fund, Ontario Municipal Employees Retirement Board, Philips Electronics North America Corp, Ford Motor Company Defined Benefit Master Trust and shareholders owners of ADRs representing 323,123,800 common shares voted against the above mentioned item. The shareholders Aegon Trans SFI – VKA Intl Alloc, Califórnia State Teachers Retirment System, Kansas Public Employees Retirement System, Commonwealth of Pennsylvania Public School, The New York State Common Retirement Fund, Morgan Stanley Inst F Inc A I A Port, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and shareholders owners of ADRs representing 9,668,600 common shares abstained from voting.

(ii)

To approve the consolidation of the Company’s bylaws, in the light of the aforementioned amendments and the amendments to its bylaws approved since the last Ordinary General Meetings, said bylaws henceforth being in effect with the wording of Attachment II to these Minutes..

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and and shareholders owners of ADRs representing 119,468,600 common shares abstained from voting.

At the end of the meeting, it was rendered the respects to Professor Celso Neves, who was recently dedeased, and has collaborated with Companhia Antarctica Paulista for over 40 years.

6.

Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Alcides Lopes Tápias, member of the Fiscal Council; Ary Waddington, member of the Fiscal Council; Victório Carlos De Marchi, Co-Chairman of the Board of Directors; Altair Tadeu Rossato, Representantative of Deloitte Touche Tohmatsu Auditores Independentes; Shareholders: Interbrew International B.V., Represented by José Roberto de Camargo Opice; AmBrew S.A.,  Represented by José Roberto de Camargo Opice; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attílio Gracioso e José de Maio Pereira da Silva; Victório Carlos De Marchi; Instituto AmBev de Previdência Privada, Represented by Rodrigo Ferraz Pimenta da Cunha; Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Represented by Maria Teresa Simão; InBev Participações Societárias Ltda., Represented by Silvio José Morais; Roberto Herbster Gusmão; José de Maio Pereira da Silva; José Heitor Attílio Gracioso; The Bank of New York – ADR Department, Represented by Renato Mauro Richter; Bell Atlantic Master Pension Trust, Represented by Vanessa Leonel do Prado; The California State Teachers Retirement System, Represented by Vanessa Leonel do Prado; Philips Electronics N.A. Corp. Master Ret Trust, Represented by Vanessa Leonel do Prado; The Master Trust Bank of Japan, Represented by Vanessa Leonel do Prado; Kansas Public Employees Retirement System, Represented by Vanessa Leonel do Prado; Ford Motor Company Def Benefit Master Trust, Represented by Vanessa Leonel do Prado; Barclays Global Investors N.A., Represented by Vanessa Leonel do Prado; Ontario Municipal Employees Retirement Board, Represented by Vanessa Leonel do Prado; Microsoft Global Finance Limited, Represented by Vanessa Leonel do Prado; Comonwealth of Pennsylvania Public School, Represented by Vanessa Leonel do Prado; Vanguard Emerging Markets Stock Index Fund, Represented by Vanessa Leonel do Prado; Inshare MSCI Brazil Free Index Fund, Represented by Vanessa Leonel do Prado; Aegon/Transamerica Series Fund, Represented by Vanessa Leonel do Prado; IBM Tax Deferred Savings Plan, Represented by Vanessa Leonel do Prado; The New York State Common Ret Fund, Represented by Vanessa Leonel do Prado; Norges Bank, Represented by Vanessa Leonel do Prado; Morgan Stanley Inst Fin Inc I A Port, Represented by Vanessa Leonel do Prado; Franklin Templeton Investment Funds, Represented by Vanessa Leonel do Prado; Templeton Emerging Markets Fund, Represented by Vanessa Leonel do Prado; Templeton Developing Markets Trust, Represented by Vanessa Leonel do Prado; Templeton Int Emerging Markets Fund, Represented by Vanessa Leonel do Prado; Templeton Emerging Markets Series, Represented by Vanessa Leonel do Prado; Templeton Developing Markets Sec Fund, Represented by Vanessa Leonel do Prado; Franklin Templeton Tax Class Corp, Represented by Vanessa Leonel do Prado; Philippe Prufer; Irmgard Elisabeth Prufer, Otto Georges Guillaume Prufer, Represented by Philippe Prufer; Dynamo Cougar Fundo de Investimento em Ações, Represented by Antonio Alberto Gouvêa Vieira Filho; Fundo de Investimento em Ações Lúmina, Represented by Antonio Alberto Gouveia Vieira Filho; Classe A Fundo de Investimento em Ações Previdenciário, Represented by Antonio Alberto Gouveia Vieira Filho; Febra Fundo de Investimento em Ações, Represented by Alberto Gouveia Vieira Filho; TNDA Fundo de Investimento em Ações, Represented by Alberto Gouveia Vieira Filho; Samambaia IV Fundo de Investimento em Ações, Represented by Alberto Gouveia Vieira Filho; Ary Waddington; José Fiorita; Paulo Cezar Aragão; Victório Carlos De Marchi .

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 20, 2006

Paulo Cezar Aragão
Secretary

Attachment I
Stock Purchase Option Plan

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ/MF N° 02.808.708/0001-07

Public Company

REVISITATION OF THE STOCK PURCHASE OPTION PLAN
Approved by the Extraordinary General Meeting held on September, 14 2000
Revisited and amended by the Extraordinary General Meeting held on April, 20 2006

                              1. OBJECTIVES OF THE PLAN

                              1.1. The objective of the Stock Purchase Option Plan of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AmBev (“Company”), established in compliance with Article 168, § 3, Law N. 6,404/76, and hereinafter referred to as the PLAN, is to revisit the Company Stock Option Plan approved in the general meeting held on September 14th, 2000 (the “Ambev Plan 2000”), for the following purposes:

                              a) to better encourage the expansion, success and achievement of the corporate objectives of the Company and the benefit of its shareholders, allowing senior employees and executives to acquire shares of the Company under the terms and conditions, and in the manner stipulated in the PLAN, thus encouraging the integration of these executives and employees with the Company, specially considering the increase of its international activities;

                              b) to allow the Company to obtain and maintain the services of senior employees and executives in a more effective way, offering such employees and executives the additional advantage of becoming shareholders of the Company, pursuant to the terms and conditions stipulated in the PLAN.

                              2. ADMINISTRATION OF THE PLAN

                              2.1 The PLAN will be managed by the Board of Directors of the Company.

                              2.2 The Board of Directors shall have extensive powers, in accordance with the basic terms and conditions of the PLAN, taking all necessary and adequate measures for its management.

                              2.3 The Board of Directors shall periodically establish STOCK OPTION PROGRAMS (each one, a “PROGRAM”), which, always in accordance with the general conditions set forth herein, will appoint the persons to be awarded purchase options under the PLAN, the number and type of shares to be issued as a consequence of the exercise of the option, the subscription price, the deadline for the exercise of the option, rules regarding transfer of options and any further constraints applicable to the shares resulting from the exercise of the option, as well as provisions regarding penalties. The Board of Directors may postpone (but not advance) the deadline for the exercise of options under the PROGRAMS currently in effect.

                              2.4 The Board of Directors may decide to split the lot of shares covered by the grant into subsidiary lots, stipulating that the right to each subsidiary lot will depend on subscription and full payment of the previous subsidiary lots in each PROGRAM.

                              2.5. The Board of Directors may further establish that subscription of subsidiary lots are conditional on attaining corporate global performance targets established in advance.

                              2.6. At any time, the Board of Directors may alter or terminate the PLAN, or may establish regulations applicable to overlooked issues.

                              2.7. The Board of Directors may not alter the provisions regarding the qualification for participating in the PLAN, and no modification or termination of the PLAN may alter or adversely affect any rights or obligations under any existing agreement regarding purchase option grants without the consent of the holder thereof.

                              3. ELIGIBLE EXECUTIVES AND EMPLOYEES

                              3.1. The senior employees and executives of the Company and its controlled companies, whether direct or indirect (included in the concept Company for the purposes of this PLAN), are qualified to participate in the PLAN. For each PROGRAM and according to each PROGRAM, the Board of Directors will select those entitled to be granted the option.

                              4. SHARES INCLUDED IN THE PLAN

                              4.1. The Company may offer shares held in the treasury for acquisition by the holders of the options under the PLAN, also through American Depositary Receipts, subject to all necessary approvals from the relevant regulatory agencies.

                              4.2. Pursuant to Article 171, § 3, of Law No. 6,404/76, the shareholders will have no right of first refusal or preemptive right on the occasion of the establishment of the PLAN or the exercise of the stock purchase options derived from the PLAN.

                              5. ACQUISITION PRICE

                              5.1. The issue or purchase price, in the event the Company decides to use treasury shares on the occasion of the exercise of the options (subscription and purchase herein referred to as “acquisition”) of the shares to be acquired by the participants in the PLAN through exercising the options will be the closing price of the shares of the same type (or of the other type, should there be no negotiations of the shares of the same type), in the trading session of the São Paulo Stock Exchange (BOVESPA) or the New York Stock Exchange (NYSE) immediately preceding the date of grant of the option, in the latter case converted at the commercial exchange rate – sale of the date immediately preceding the grant of the option (“EXERCISE PRICE”).

                              5.2. The EXERCISE PRICE shall be paid as set forth in each PROGRAM.

                              5.3. In the event a capital increase occurs, through public or private subscription in cash, granted options may be exercised during the preemptive right period, if applicable, and the public offering period, for the EXERCISE PRICE or the issuance price, whichever is lower.

                              5.4. The option may only be exercised in full with respect to each lot or subsidiary lot, according to each PROGRAM, during the period and for the periods set forth in it.

                              6. OPTION TERMS AND CONDITIONS

                              6.1. The terms and conditions for each option granted under the PLAN will be established in the Stock Purchase Agreement executed by the Beneficiary (the “Agreement”), with reference to the PROGRAM established by the Board of Directors, defining among other conditions:

                              a) the number and type of shares to be obtained through the exercise of the option, the acquisition price, and the price per share;

                              b) the duration of the option and the dates on which the exercise of the option may be undertaken and all the rights arising therefrom will expire;

                              c) the rules for transferring the option and any restrictions on the transfer of the shares received through exercising the option, with provisions on penalties established by the Board of Directors in order to ensure that the option is not transferred to third parties except through a last will and testament or through succession;

                              e) any other terms and conditions not contrary to the guidelines of the PLAN.

                              6.2. The Agreements mentioned in this item and those through which the specific subscription to the shares and the constraints established therein on the free availability of the shares will constitute shareholders agreements for all purposes covered in Article 118 of Law No. 6,404/76 and will be registered in the Company books.

                              7. TRADING OF THE SHARES

                              7.1 Unless otherwise decided by the Board of Directors, the shareholder may only sell, transfer or dispose, in any manner whatsoever, of the Company shares originally acquired under the aegis of the PLAN as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, provided that such rights have derived for the acquirer of the ownership of the shares covered by the PLAN (identified herein only as the “Shares”), if the minimum non-availability period established for each PROGRAM, which shall never be inferior to 3 years as of the data of grant of the option, has expired.

                              7.2. The shareholder hereby agrees not to encumber the Shares and not to impose any charges thereon that may impede compliance with the provisions in this PLAN.

                              7.3. The Company will register the transfer of Shares under the PLAN on the date of the acquisition of the Shares, and the Shares shall remain unavailable for the period established in the PROGRAM, considering the provisions of item 8.2 below.

                              7.4. The Board of Directors may determine that the transfer of Shares be subject to the right of first refusal or preemptive right of the Company, in equal conditions.

                              7.5. The Company may, considering the provision of item 7.4. above, appoint one or more third parties to exercise the purchase option, whether beneficiaries of the PLAN or not.

                              8. CONTINUING WITH THE COMPANY

                              8.1. No provision in the PLAN or option granted under the PLAN will confer rights on any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to rescind the employment contract at any time and/or to interrupt the term of office of the executive.

                              8.2. In the event of termination of the employment contract or term of office of the Beneficiary as executive of the Company for whatever reason, any restrictions the PLAN or any PROGRAM or Agreement may have imposed on the shares resulting of the exercise of the option shall cease, and the referred shares are free to be transferred by the Beneficiary. However, the Beneficiary that chooses to respect the restriction period may be entitled to additional benefits, according to the PROGRAM.

                              9. TERMINATION OF THE EMPLOYMENT CONTRACT OR TERM OF OFFICE

                              9.1. Should the employment contract or term of office of the Beneficiary end through resignation or dismissal, or through removal from office for cause, as stipulated in Brazilian Labor Law, all non-vested options will automatically lapse, while all vested options shall be exercised within a 90 day period.

                              9.2. Should the employment contract or term of office of the Beneficiary end through dismissal or removal from office (x) other than for cause or (y) for retirement before the age of 60, all options granted in less than 24 months (included) shall automatically lapse. The options granted in more than 24 months shall be exercised by the employee or executive within 180 days as of the data of vesting of such options, provided that the Beneficiary complies with the following conditions:

                    (a) the Beneficiary executes a non-compete agreement with the Company for at least 2 years and agrees to abide by it in full for the term set forth in the PROGRAM;

                    (b) the restriction period imposed on the sale of Shares which derive from the exercise of options is respected;

                    (c) the performance targets of the Company, to be set forth in the PROGRAM, are attained; and

                    (d) the number of shares the Beneficiary is entitled to receive as of the exercise of the option is calculated on a pro rata basis, according to the number of complete calendar months through which the employment agreement or term of office of the Beneficiary wi th the Company or its subsidiaries remained in force after the option grant, considering the following formula:

Shares x M =	Pro Rata Options

60

Where M: number of complete calendar months of duration of the employment agreement or term of office, being M always equal or smaller than 60.

                    10. DEATH OF BENEFICIARY OF UNEXERCISED OPTION

                    10.1 Should the Beneficiary die, the heirs and successors of the Beneficiary shall have the right to exercise any non-vested or unexercised options immediately and for the exercise period set forth in the respective PROGRAM, irrespective of any restriction to the sale of shares in the aegis of the PROGRAM or the attainment of the performance targets of the Company. The number of shares the heir and successors of the Beneficiary are entitled to receive shall be calculated on a pro rata basis according to the number of complete calendar months through which the employment agreement or term of office of the Beneficiary with the Company or its subsidiaries remained in force after the option grant, considering the following formula:

Shares x M =	Pro Rata Options

60

Where M: number of complete calendar months of duration of the employment agreement or term of office, being M always equal or smaller than 60.

                              11. RETIREMENT OR PERMANENT DISABILITY OF THE BENEFICIARY

                              11.1. In case of the retirement after 60 year of age or permanent disability of the Beneficiary, non-vested options may be exercised, provided that the Beneficiary complies with the following conditions:

                    (a) the Beneficiary executes a non-compete agreement with the Company for at least 2 years and agrees to abide by it in full for the term set forth in the PROGRAM;

                    (b) the vesting period of the options and the restriction period imposed on the sale of Shares which derive from the exercise of options are respected;

                    (c) the performance targets of the Company, to be set forth in the PROGRAM, are attained.

                              12. CONSTRAINTS ON OPTION-HOLDER RIGHTS

                              12.1. No Beneficiary of option granted under the PLAN will, as result of the execution of the Agreement, have any of the rights and privileges of Company shareholders, except those related to the PLAN, with regard to any portion of the capital. No Share will be handed over to the Beneficiary through the exercise of the option unless all the legal and regulatory requirements have been fully complied with.

                              13. ADJUSTMENTS

                              13.1. If the number of shares in the Company is increased or reduced, or if the Shares are swapped for different types or classes, as a result of stock bonuses, grouping or splits, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the option, but with the adjustment corresponding to the price of each Share or any share unit covered by the option.

                              13.2. From the exercise price of options will be deducted the amount of the dividends and interests on company capital paid up by the Company since the option grant to the date of exercise of the option.

                              13.3 Should the Company be merged into another company, the rights and obligations result from the PLAN (including obligations as set forth in the clause 13.2 above) would be automatically transferred to the company which results from the merger and the Options will no longer guarantee the beneficiaries the right to acquire Shares, but shares from such company. The board of directors, at its sole discretion, will determinate the number of Shares from the company resulting from the merger to which each Option will be entitled to and will inform the beneficiaries in due time.

                              14. STARTING AND ENDING DATE OF THE PLAN

                              14.1 The PLAN will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision of the Board of Directors, without adversely affecting the continuation of the constraints on the transfer of shares and/or right of first refusal established herein.

                              15. MANDATE

                              15.1 For the absolute implementation of the provisions of the PLAN and the Agreement, the Beneficiary appoints and establishes the Company as its duly-accredited legal representative and proxy on an irrevocable and irretractable manner, conferring powers thereon to sign all necessary acts, including with the purpose of sub-granting the powers granted herein.

                              16. SUPPLEMENTARY OBLIGATIONS

                              16.1. In addition to the obligations accepted through the Agreement, the Parties hereby agree to comply fully and completely with the conditions of the PLAN and the supplementary documents. The signature of the Agreement will imply specific acceptance of all the terms of the PLAN and the Agreement by the Beneficiary.

                              17. SPECIFIC PERFORMANCE

                              17.1. The obligations in the PLAN and Agreement are accepted on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and the successors thereto of any type whatsoever, at all times. The Parties hereby agree that such obligations are open to specific performance, pursuant to Article 639 and following of the Civil Procedural Law Code.

                              18. ASSIGNMENT

                              18.1. The rights and obligations arising from the PLAN and the Agreement may not be assigned or transferred either fully or partially by any of the Parties, nor may they be put up as collateral covering obligations, without the prior written consent of the other Party.

                              19. NOVATION

                              19.1. It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by Law, the PLAN, or the Agreement, this will not constitute novation, nor any possible future tolerance for late compliance with any obligations by any of the Parties, which will not prevent the other Party from exercising such rights, powers, resources or faculties at any time whatsoever, and at its sole discretion, which are cumulative and do not exclude those stipulated by Brazilian Law.

                              20. REGISTRATION

                              20.1. The wording of the Agreement will be registered in the margin of the Company books for all purposes of Article 118 of Law No. 6,404/76.

                              21. TEMPORARY PROVISIONS

                              21.1. The holders of the Company shares under Programs approved according to Ambev Plan 2000 and that still hold valid and unexercised options may exercise them at the same number and type of shares of the Company at the originally agreed issue price, subject to the criteria of restatement originally established.

                              22. LAW COURTS

                               22.1. The Central Law Courts of São Paulo, São Paulo State are hereby elected, excluding any other no matter how privileged it may be, to settle any disputes that may arise with regard to the PLAN, the PROGRAMS or the Agreement.

Attachment II

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Clause 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these Bylaws and by applicable law.

Clause 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Clause 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages;

b)

the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)

the production, certification and commerce of seads and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in this bylaws

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)

the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)

the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)

the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the main section of this Clause, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Clause 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Art. 5 – Clause 5 – The Capital Stock is of R$ 5,710,858,056.64, divided into 65,892,435,095 shares, of which 34,508,111,051 are common shares and 31,384,324,044 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting’s determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Clause 6 – Preferred shares:

a)	shall not be entitled to voting rights and may not be converted into common shares;

b)	shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)	shall have the right to receive cash dividends 10% higher than those paid to common shares.

Clause 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Clause 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Clause 9 – The compensation dealt with in article 35, paragraph 3 of Law 6404/76 may be charged to the shareholders, with due regard for the maximum caps established by the Securities Commission.

Clause 10 – The Company is authorized to increase its share capital up to the limit of forty-five billion (45,000,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Clause 11 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which,  under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Clause 12 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Clause 13 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Clause 14 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Clause 15 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Clause 16 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Clause 17 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Clause 18 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Clause 19 – The Company shall be managed by a Board of Directors and an Executive Committee, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Clause 25 hereof.

Paragraph 2 – The management and members of the Consulting Committee must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Clause 20 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the main section of this clause, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2- The Board of Directors may determine the creation of committees formed by members of the Board of Directors, defining their respective composition and specific duties; it shall be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4- The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 111, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Clause 21- The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Clause 22 - The Board of Directors shall meet, ordinarily, at least once every month and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Clause 23 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 2 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Clause 24 - In the case of permanent absence or impediment of any Director, the alternate Director shall fill the vacant office until the next General Meeting, at which time the substitute Director shall be elected to complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Clause 25 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general policy of the Company’s business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)	approve the annual investment budget of the Company;

c)	approve the five-year strategic plan of the Company;

d)	elect and dismiss the Company’s Officers, and set their attributions;

e)	supervise the management of the Executive Committee, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)	attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company’s Management;

g)

define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)	appoint the Company’s independent auditors;

i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)	provide a previous manifestation on the management’s report, the Executive Committee’s accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)	submit to the General Meeting the form of allocation of the net profits for the year;

l)	call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)

approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company’s shareholders), without impairment of item “q” below;

n)

approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company;

o)

approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company’s shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)

approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks or deposited in the name of the Company or any of its controlled companies;

q)

approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except (i) in favor of any employees of the Company and companies controlled thereby, and (ii) in favor of any companies controlled by the Company;

r)

approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)	resolve on the Company’s participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)	resolve on the suspension of the Company’s activities, except in the cases of stoppage for servicing of its equipment;

u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)	resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)	resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)

authorize the disposal of fixed assets, expect for the ones mention in  item “n” of this clause, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity as figures in the latest audited balance sheet. This amount will be considered per single or group of correlated transactions;

y)	perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE COMMITTEE

Clause 26 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or otherwise, of whom one shall be the Chief Executive Officer for Latin America and one shall be the Chief Executive Officer for North America, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the bylaws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be instated by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors are instated.

Clause 27 – The Executive Board, the position of chief of which shall be shared by the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, shall meet as necessary and, at the very least, once a month, its being incumbent upon either the Chief Executive Officer for Latin America or the Chief Executive Officer for North America to call and chair the meeting.

Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Clause 28 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Clause 29 – It is incumbent upon the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, individually, to:

a) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)     Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and the Board of Directors, with the participation of the other Executive Officers;

c) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d) Coordinate and oversee the activities of the Executive Board; and

e) Exercise the other prerogatives conferred upon it by the Board of Directors.

Clause 30 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Clause 31 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Committee.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the executive Committee, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Clause, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Committee, represented in the form set forth in this clause, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Clause 25, excluding the exceptions or amounts below the established limits.

SECTION III
CONSULTING COMMITTEE

Clause 32 – The Company may have a Consulting Committee composed by 3 (three) to 15 (fifteen) effective members, shareholders or not, without management position, operating with a permanent capacity, all elected by the Board of Directors and dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted..

Paragraph 1 - The Board of Directors, upon election of the Members of the Consulting Committee, will fix their compensation and indicate the Chairman of the Consulting Committee.

Clause 33 – The Consulting Committee is a body entitled to advise management in a reserved manner, if and when solicited:

a)	pronounce before the General Meeting and the Board of Directors on the acts and the fulfillment of the statutory legal duties of management;
b)	pronounce on the management’s annual report;
c)	pronounce on the proposals of the administrative bodies to be subjected to the General Meeting;
d)	transmit to the Board of Directors information and technical, economic, industrial or commercial data relating to the objectives of the Company, presenting suggestions and recommendations; and
e)	pronounce on the Company’s issues or businesses that were submitted to its examination.

Paragraph 1 - The Members of the Consulting Committee may be called to attend the meetings of the Board of Directors.

Paragraph 2 - The same obligations and prohibitions imposed by law and by these By-Laws to the management of the Company are applicable to the members of the Consulting Committee.

Paragraph 3 - In the event of vacancy of position or impediment of any member of the Consulting Committee, the Board of Directors shall elect the new Member or designate a substitute, establishing in either case the term of office.

Clause 34 – The Consulting Committee shall meet at least once every semester or when called by the Board of Directors, by letter or telegram, with at least 24 (twenty-four) hours in advance.

Paragraph 1 - The meetings of the Consulting Committee shall occur with the presence of the majority of its members, and the deliberations taken by the favorable vote of the majority of its members present in the meeting

Paragraph 2 – The meetings shall be conducted by the Chairman of the Consulting Committee.

CHAPTER V
AUDIT COMMITTEE

Clause 35 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2- It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3- In addition to the duties conferred upon it by these bylaws and by law, the Council shall establish in its internal bylaws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 19 of these Bylaws apply to the members of the Fiscal Council.

Clause 36 – The Audit Committee shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Clause 37 – The compensation of the Audit Committee’s members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Clause 38 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Clause 39 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company’s bookkeeping.

Paragraph 1 – The Board of Directors may determine that balance sheets be drawn up half-yearly or at shorter periods and approve the distribution of dividends based on the profits ascertained in such balance sheet, subject to the provisions of article 204 of Law 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends to the account of accrued profits or reserves of existing profits shown on the latest yearly or half-yearly balance sheet.

Paragraph 3 – The Executive Committee, upon prior consultation with the Board of Directors and the Audit Committee, may determine the amount of interest to be paid or credited to the shareholders, as interest on net equity, according to article 9 of Law 9249/95, as amended by Law 9430/96.

Paragraph 4 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Clause 40 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the main section of this Clause, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the main section of this Clause, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net profits for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)

from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Clause and adjusted pursuant to article 202 of Law 6404/76, twenty-seven point five percent (27.5%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)

an amount not higher than sixty-eight point eight seven five percent (68.875%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Clause 41 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Audit Committee that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Clause 42 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Clause 43 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 2 of Clause 40 of these By-laws, may not be reduced during the period of thirty (30) days after July 1, 1999.

Clause 44 – The Company shall comply with the shareholders’ agreements registered as provided for in article 118 of Law 6404/76, and the respective management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting shall refrain from computing votes unfavorable to such agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations